SEC File No. 0-18267

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /FORM N-SAR

For Period Ended: December 31, 2002
 / / Transition Report on Form 10-K
 / / Transition Report on Form 20-F
 / / Transition Report on Form 11-K
 / / Transition Report on Form 10-Q
 / / Transition Report on Form N-SAR

   For the Transition Period Ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                   THE COMMISSION HAS VERIFIED ANY INFORMATION
                                 CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

                                 NCT Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

                                20 Ketchum Street
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Address of Principal Executive Office (Street and Number)

                               Westport, CT 06880
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A.

                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Cy E. Hammond        (203)         226-4447
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                  (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify        report(s).        /X/  Yes        / /   No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.
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                                 NCT Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 2003                By: /s/ Cy E. Hammond
      ------------------                --------------------------------
                                        Cy E. Hammond
                                        Senior Vice President,
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                       Exhibit A

NCT Group, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

As of March 31, 2003, the Registrant requires additional time to resolve specific financial presentation matters. The resolution of these matters will have no impact on the Registrant's 2001 and 2002 results included in our consolidated financial statements for the year ended December 31, 2002. However, due to the logistics of resolving this matter, the Registrant is unable to file its Form 10-K on March 31, 2003 without unreasonable effort or expense. The Registrant expects to file its Form 10-K on or before April 15, 2003.

Part IV(3)

The Registrant anticipates the following information will be included in the Registrant's Form 10-K to be filed on or before April 15, 2003:

     Total revenue in 2002 decreased by $3.3 million, or 31.1%, from $10.6 million in 2001 to $7.3 million in 2002 reflecting decreases in each of our revenue sources.

     Total costs and expenses during the same period decreased by 45.3%, or $39.3 million, primarily due to: (a) $13.8 million reduction in goodwill impairment; (b) $11.6 million reduction in write-downs on investments and repuchased licenses; and (c) $6.2 million reduction in other-than-temporary loss in value of available-for-sale securities.

     Net loss for the year ended December 31, 2002 was $(40.1) million compared to $(77.7) million in the prior year, a favorable variance of $37.6 million or 48.4%, primarily reflecting the decrease in costs and expenses noted above. Net loss per share attributable to common stockholders was $(0.10) for the year ended December 31, 2002 versus $(0.21) in the prior year.